Exhibit 99.1

Guardforce AI Advances Its AI-first Strategy with the Launch of DVGO Beta 2.0,
Bringing AI Agent into Real-World Applications

Empowering travel professionals and paving the way for broader integration

NEW YORK, NY / November 5, 2025 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing smart solutions in automation, robotics, Agentic AI and secured logistics, today announced the launch of DVGO Beta 2.0, marking a major milestone in its AI-first product roadmap and the start of its marketing expansion.

DVGO, Guardforce AI’s first travel planning AI agent, was built specifically for travel advisors and service professionals. It serves as an Al-powered copilot for travel advisors, capable of understanding context, leveraging tools, and executing tasks through natural conversation.

Compared to DVGO Beta 1.0, DVGO Beta 2.0 integrates seamlessly into travel advisors’ workflows across all aspects. For example, the enhanced AI orchestration in DVGO Beta 2.0 works beyond information analysis, it proactively generates intelligent recommendations, helping clarify client intents and enabling real-time synchronization between advisors and clients. When selecting destinations, the Beta 2.0 agents autonomously interpret implicit travel preferences, uncover hidden gems based on traveler personas, while dynamically adjusting itineraries through natural conversation and interactive map visualization, cutting planning time from days to minutes. These updates reflect the Company’s broader vision to deliver intelligent, human-centered AI solutions that transform real-world industries.

As part of the rollout, DVGO is launching an Ambassador Program, recruiting 50 travel advisors as early adopters to further co-create and refine the platform. This initiative highlights Guardforce AI’s commitment to building practical, user-informed AI applications that continuously evolve through human-AI collaboration.

“DVGO Beta 2.0 represents the tangible realization of our AI strategy,” said Lei (Olivia) Wang, Chairwoman and CEO of Guardforce AI. “It demonstrates how we’re moving beyond concepts into real-world AI Agent deployment, empowering industry experts, reducing operational burdens, and enhancing service precision and personalization. We look forward to unlocking even greater value through AI-driven collaboration and innovation and continue to expand within the travel and consumer ecosystems in the near future.”

To learn more about DVGO Beta 2.0, please visit www.deepvoyage.ai or apply for the Ambassador Program via dvgofeedback@guardforceai.com.

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq:GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next-generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com